SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.    20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

A fee is being paid with this statement.

Name of
Issuer:       CRESCENT REAL ESTATE EQUITIES INC
________________________________________________

Title of Class
of Securities:  Common Stock

CUSIP Number:    225756105

1)  NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

	The Prudential Insurance Company of America     22-1211670

2.) MEMBER OF A GROUP:   (a)  N/A
                                                          (b)  N/A

3)  SEC USE ONLY:



4)  PLACE OF ORGANIZATION: 	 A mutual insurance company organized
                under the laws of the State of New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5)  Sole Voting Power:		14,900	See Exhibit A
6)  Shared Voting Power		7,544,932	See Exhibit A
7)  Sole Dispositive Power:		14,900	See Exhibit A
8)  Shared Dispositive Power:		7,544,932	See Exhibit A

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:
			16,037,288	See Exhibit A

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:	Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
			12.40 See Exhibit A

12) TYPE OF REPORTING PERSON:  IC, IA

ITEM 1(a).  NAME OF ISSUER:

                      CRESCENT REAL ESTATE EQUITIES INC

ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

                      CRESCENT REAL ESTATE EQUITIES INC
777 Main Street
Suite 2100
Fort Worth, TX 76102-5325

ITEM 2(a).  NAME OF PERSON FILING:

	 The Prudential Insurance Company of America

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

		751 Broad Street
		Newark, New Jersey  07102-3777

ITEM 2(c).  CITIZENSHIP:

      		A mutual insurance company organized under the laws of the
		State of New Jersey

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

		Common Stock

ITEM 2(e).  CUSIP NUMBER:

			225756105

ITEM 3.	The Person filing this statement is an Insurance Company
			as defined in Section 3(a) (19) of the Securities
Exchange
			Act of 1934, and an Investment Adviser registered under
			Section 203 of the Investment Advisers Act of 1940.

ITEM 4.  OWNERSHIP:

		(a) Number of Shares
		     Beneficially Owned:	16,037,288  See Exhibit A

		(b) Percent of Class:		12.40

							Number
		(c) Powers				Of Shares

-------------------------------------	--------------------------
		     Sole power to vote or		14,900	See Exhibit A
		     to direct the vote

		     Shared power to vote or 	7,544,932	See Exhibit A
		     to direct the vote

		     Sole power to dispose or 	14,900	See Exhibit A
		     to direct disposition

		     Shared power to dispose	7,544,932	See Exhibit A
		     or to direct disposition

ITEM 5.  OWNERSHIP OF 5% OR LESS OF A CLASS:

		Not Applicable


ITEM 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF
	  OF ANOTHER PERSON:

		See Exhibit A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE
	SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
	REPORTED ON BY THE ULTIMATE PARENT COMPANY:

		Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS
	 OF THE GROUP:

		Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

		Not Applicable

ITEM 10.  CERTIFICATION:

	By signing below, the Prudential Insurance Company of America certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

The filing of this statement should not be construed as an admission that Prudential is, for purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of such shares.



				SIGNATURE

	After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.


	THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

	By:	Ellen McGlynn Koke
		Second Vice President

	Date:	11/03/98
	As of:	10/30/98


				Exhibit A
				--------------

ITEM 6.	 OWNERSHIP:

The Prudential Insurance Company of America ('Prudential') may have direct or indirect voting and/or investment discretion over 16,037,288 shares of the Issuer's common stock which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential is reporting the combined holdings of these entities for the purpose of administrative convenience.

These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Prudential is, for the purposes of Section 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.


At the close of trading on October 6, 1998, certain conditions were met which give each of The Prudential Insurance Company of America, Strategic Value Investors, LLC, Strategic Value Investors International, LLC and Strategic Value Investors II, LLC the right, exercisable at any time, to convert all of the shares of Series B Convertible Preferred Shares (the "Series B Shares") held by them into common shares of Crescent Real Estate Equities Company ("CEI"). The number of common shares issuable upon a conv ersion is determined by calculating the Conversion Rate (as defined in and calculated in accordance with the Statement of Designation for the Series
B Shares) on the date on which the security holders tender their shares for conversion. The Conversion Rate is a variable rate that is calculated based on a comparison of the investment return produced by the common shares of CEI and the NAREIT Total Return Series for Equity REITs, excluding Health Care REITs, and as a result changes daily.

For illustration purposes, during the month of October, 1998 (assuming that the right to convert had been available each day in October), the Conversion Rate (as calculated by the security holders but subject to confirmation by CEI) in effect for such month ranged from approximately
1.04 to 1.22 common shares issuable upon conversion of each Series B Share. As such the total number of common shares issuable upon conversion of the 6,948,734 Series B Shares ranged from approximately 7.23 million to
8.48 million common shares during that period.